Exhibit 99.2

ILOG releases the transcript of its CEO’s preliminary remarks to its 2007/2008 First Quarter Results
Conference Call

We have had a bad quarter on the license side, and this was rather unexpected, as most of the 4-6 M$ license slide has happened in September. About one half of this slide is linked to the financial services market, which became very careful with its investments at the end of the past quarter. The other half is spread by geography, by product and by industry in what appeared like a set of unrelated events. For example, a large BRMS contract with a major government agency in Singapore which was promised for the end of September just got signed today.

This type of revenue fluctuation constitutes the reason why we are now giving guidance per year and not per quarter. Otherwise, BRMS revenue growth, which was at 55% last quarter, and is 6% this quarter, appears totally unpredictable. On a trailing twelve months, BRMS revenue growth for ILOG is still at 24%, which is quite reassuring and enables us to gain market share since the latest IDC report pegs that market growth at 20%.

During the past quarter, we also had higher non recurring costs than expected. In particular, an acquisition project which cost us half a million dollars was cancelled by the other party and we had to include the costs in our quarter, rather than in the price of the company.

At the end of the day, these news do not impact our confidence in our guidance for the year because a single bad license quarter does not constitute a trend.

Based on current information we still think we can reach our 20% revenue growth guidance:

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we have not lost more deals than usual to our competition, and we believe we are getting in a stronger technical position, on all of our products: in optimization, with the remarkable release of CPLEX 11, which is on average 10 times faster that CPLEX 10, for large problems that take more than one hour to solve; in BRMS with JRules 6.6; in Visualization, with our Elixir product which will be sold by Adobe, and with the former Logic Tools products;

-	we have a good deal pipeline for the quarter that should enable us to reach our internal objective;
-	industry analysts such as Gartner IDC are publishing favorable analysis on the BRMS market and its evolution;
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our partner ecosystem is getting stronger every day, including with Microsoft, which has included us into its very exclusive Global ISV list, with large Indian systems integrators, who are training tens of employees on BRMS, with Nippon Steel Solutions, who deployed its first PPO application this quarter, and with tens of other partners all over the world.

In short, we view the quarter license shortfall as a hiccup, not a trend.

On costs, whose containment will enable us to achieve our 10M$ operating profit guidance, we have implemented the measures that I described to you in July, shutting down our investment in TPO, shutting down three small projects, throttling back our technical investment on FPO, and implementing a first round of cost cutting measures.

The full impact of these measures will only be felt in the current quarter.

We are now implementing a second round of tougher measures: postponing by a quarter our salary increases and postponing most of the hiring we had planned to support our growth.

We will embark next month on a third wave of scaling down of internal projects, in order to limit the number of new people we have to hire to achieve our budget. We have strong support of management and our Board to complete these cost-containment projects that should enable us to reach our profit goals.

Let us finish with two points.

First, in the current consolidation round in our space, it has appeared prudent in order to maximize shareholder value to build a working relationship with a reputed banker rather than scramble for one in an emergency. So, we have asked a Tier one banker to help us as a financial advisor, for the next year and a half. Their mission includes expertise on the value of the company, on the explanation of that value to the market, as well as exploring transactions on our behalf and at our request.

Second, some of our Board members and some of our management, including myself, are contemplating the acquisition of ILOG shares, because we believe in the future of the company, and we believe we have somewhat of a disconnect between this future, that we explain to you as best as possible, and the valuation currently achieved on the markets.